                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d)OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 1998.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

             For the transition period from ________ to ____________


                        Commission file number: 001-13275

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        OUTDOOR SYSTEMS, INC. 401(K) PLAN
                          2502 N. Black Canyon Highway
                             Phoenix, Arizona 85009


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              OUTDOOR SYSTEMS, INC.
                          2502 N. Black Canyon Highway
                             Phoenix, Arizona 85009

Financial Statements and Exhibits

(a)     Financial Statements

The Outdoor Systems, Inc. 401(k) Plan (the "Plan") became effective as of January 1, 1987. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 1998.

(b)     Exhibit

       (23)  Consent of Independent Auditors

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              OUTDOOR SYSTEMS, INC. 401(k) PLAN


                              By:  Outdoor Systems, Inc., Plan Administrator


                                       By:  /s/ William S. Levine
                                            -----------------------------
                                                William S. Levine
                                                Chairman of the Board


Dated:  June 29, 1999

    OUTDOOR SYSTEMS, INC. 401(k) PLAN
    Financial Statements
    Years Ended December 31, 1998 and 1997,
    Supplemental Schedules
    Year Ended December 31, 1998, and
    Independent Auditors' Report

OUTDOOR SYSTEMS, INC.
401(k) PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                         PAGE
                                                                         ----
INDEPENDENT AUDITORS' REPORT                                           F-1 - F-2


FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1998 AND 1997:

     Statements of Net Assets Available for Benefits                      F-3

     Statements of Changes in Net Assets Available for Benefits           F-4

     Notes to Financial Statements                                    F-5 - F-12


SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1998:

     Item 27a - Assets Held for Investment Purposes                  F-13 - F-15

     Item 27d - Reportable Transactions                                  F-16

INDEPENDENT AUDITORS' REPORT


Board of Trustees
Outdoor Systems, Inc. 401(k) Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of Outdoor Systems, Inc. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 4 to the financial statements, the 1998 and 1997 financial statements include investments valued at $794,205 (5 percent of net assets) and $736,874 (6 percent of net assets), respectively, whose values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of the value of such investments and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan Custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


Deloitte & Touche LLP
Phoenix, Arizona
May 30, 1999

OUTDOOR SYSTEMS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

ASSETS                                                                                         1998                       1997
------                                                                                         ----                       ----
INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
    The Dreyfus A Bonds Plus Fund                                                            $   608,094                 $   513,884
    The Fidelity Advisor Growth Opportunities Fund                                             2,209,953                   1,332,387
    The Fidelity Advisor High Yield A Fund                                                       825,462                     716,089
    The Fidelity Asset Manager Fund                                                               18,529                      10,554
    Federated Bond Fund                                                                            7,934
    Nationwide Fund                                                                               54,266
    The Neuberger & Berman Partners Trust Fund                                                 1,345,026                     989,571
    The Twentieth Century Ultra Investors Fund                                                 2,547,571                   1,405,069
    The Templeton Foreign Fund                                                                 1,574,916                   1,464,238
    The Fixed Account Fund                                                                       695,171                     574,453
    The Warburg Pincus Emerging Growth Fund                                                    1,673,302                   1,367,693
    The Neuberger & Berman Guardian Trust Fund                                                 1,304,948                   1,103,125
    The Nationwide Money Market Fund                                                             436,368                     736,297
    Personal Portfolio                                                                             3,786
  Common stock:
    The Outdoor Systems Common Stock Fund                                                        553,778                     178,817
  Deeds of trust                                                                                 794,205                     736,874
  Participant loans                                                                              661,945                     510,401
                                                                                             -----------                 -----------
          Total investments at fair value                                                     15,315,254                  11,639,452
                                                                                             -----------                 -----------

CONTRIBUTIONS RECEIVABLE:
  Employer                                                                                       386,672                     285,224
  Participant                                                                                                                 37,891
                                                                                             -----------                 -----------

          Total contributions receivable                                                         386,672                     323,115
                                                                                             -----------                 -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                            $15,701,926                 $11,962,567
                                                                                             ===========                 ===========


See notes to financial statements.

OUTDOOR SYSTEMS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                                1998                        1997
                                                                                             -----------                 -----------
ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments                                            $ 1,084,789                 $ 1,101,248
    Interest                                                                                     162,876                     124,092
                                                                                             -----------                 -----------
          Total investment income                                                              1,247,665                   1,225,340
                                                                                             -----------                 -----------
  Contributions:
    Participant                                                                                3,177,276                   2,132,491
    Employer                                                                                     386,672                     285,224
                                                                                             -----------                 -----------
          Total contributions                                                                  3,563,948                   2,417,715
                                                                                             -----------                 -----------
  Transfer of assets                                                                                                       1,406,080
                                                                                             -----------                 -----------
          Total additions                                                                      4,811,613                   5,049,135
                                                                                             -----------                 -----------
DEDUCTIONS - Benefits paid to participants                                                     1,072,254                     666,618
                                                                                             -----------                 -----------
NET INCREASE                                                                                   3,739,359                   4,382,517

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                           11,962,567                   7,580,050
                                                                                             -----------                 -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                                $15,701,926                 $11,962,567
                                                                                             ===========                 ===========


See notes to financial statements.

OUTDOOR SYSTEMS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.    SUMMARY OF THE PLAN

      The following summary of the Outdoor Systems, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. General and Transfer of Assets - The Plan, established on January 1, 1987, is a defined contribution plan of Outdoor Systems, Inc. (the "Company" or the "Employer"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In August 1997, account balances of those participants employed by the outdoor advertising division of Minnesota Mining and Manufacturing Company ("3M") were transferred to the Plan in connection with the acquisition of 3M by the Company.

      b. Contributions - Plan contributions consist of three components: (1) employee deferral contributions based on a participant's monthly pretax compensation up to an annual before-tax dollar limitation,
            (2) discretionary Employer contributions, as determined annually by the Employer's Board of Directors, and (3) rollover contributions representing qualifying lump-sum distributions received by a participant from a plan sponsored by another employer. Forfeitures representing the value of nonvested benefits of terminated participants are reallocated to active participants of the Plan and serve to reduce Employer contributions to the Plan in the year in which employment terminates.

      c. Eligibility and Vesting - The Plan is available to all eligible non-union employees of the Company. Employees are eligible for participation in the Plan after 90 days of qualifying service (as defined in the Plan). Participants are immediately 100 percent vested in their voluntary contributions and rollover contributions plus actual earnings thereon. Vesting of Employer contributions plus actual earnings thereon is based on years of service. Such vesting commences upon date of hire (as defined in the Plan), with 100 percent vesting being attained after two years of service.

      d. Participant Benefits and Distribution - The Employer contribution and net investment income are allocated proportionally to individual participant accounts in accordance with the provisions of the Plan. Benefits provided by the Plan are paid from the net assets available for benefits. Participants separated from the Plan due to service retirement, total and permanent disability or death are automatically fully vested in their Employer contributions and will receive their benefits including their voluntary contributions and rollover contributions in equal annual installments or a lump sum payment. Participants separated from the Plan due to termination receive a lump sum payment including the full value of their voluntary contributions and rollover contributions and the vested portion of their Employer contributions.

      e. Participant Loans - Participants may borrow from the Plan subject to a maximum loan balance of the lesser of: (1) 50 percent of their vested account balances or $10,000 if greater, or (2) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding balance of loans from the Plan to the participant on the date of the loan. All loans must be repaid with interest within five years (however, loans used to acquire a principal residence of the participant shall provide for periodic repayment over a reasonable period of time that may exceed five years). Interest rates for loans are determined periodically by the Plan trustee.

      f. Participant Accounts - For each participant, various accounts are maintained to record participant contributions, employer contributions and rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of their participant accounts.

      g. Priorities Upon Termination of the Plan - Although the Employer has not expressed any intent to do so, the Employer has the right to terminate the Plan subject to the provisions of ERISA. In the event that such termination was to occur, all the Employer contributions would become fully vested.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies used in the preparation of the accompanying financial statements.

      a. Investments - Plan investments are valued at fair value with the exception of the deeds of trust and Fixed Account Fund. Except for the Fixed Account Fund, the investments with Nationwide Insurance Company represent pooled separate accounts which are governed under a variable return contract consisting of numerous mutual fund options with a range of investments objectives. Each participant in the Plan is assigned a number of units based on the dollar amount invested by the participant and the daily unit value of the selected investment funds. A daily unit value is calculated for each Nationwide Investment fund based on the net asset value of the underlying mutual fund plus declared dividends and capital gains distributions less asset management fees for the day.

            The Fixed Account Fund is a guaranteed return contract that provides an annual interest guarantee. The average yield and crediting interest rate was 5.3 percent and 5.75 percent for 1998 and 1997, respectively, and Nationwide has guaranteed 5.10 percent for 1999. The Fixed Account Fund is valued at contract value, which approximates fair value at December 31, 1998.

            The deeds of trust have no secondary market and therefore, are stated at their cost which management believes represents a reasonable estimate of their fair market value.

            The Plan offers participants the following funds, as described in the individual fund's prospectus (except for the deeds of trust), to invest pre-tax and rollover deposits:

            1) THE DREYFUS A BONDS PLUS FUND - This fund primarily invests in corporate bonds and notes and short-term securities.

            2) THE FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - This fund primarily invests in growth, cyclical and value stocks, and securities convertible to common stocks. The fund may also invest in other securities, such as preferred stocks and bonds.

            3) THE FIDELITY ADVISOR HIGH YIELD A FUND - This fund primarily invests in high-yielding, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities and preferred stock.

            4) THE FIDELITY ASSET MANAGER FUND - This fund primarily invests in stocks, bonds and short-term instruments.

            5) FEDERATED BOND FUND - This fund invests at least 65 percent of its assets in investment-grade corporate bonds, U.S. government securities, preferred stock, convertibles and cash. It may invest up to 35 percent of assets in debt rated as low as B. It may invest up to 25 percent in debt securities of foreign governments.

            6) NATIONWIDE FUND - This fund invests primarily in common stocks, but may also include convertible issues, bonds and money market instruments.

            7) THE NEUBERGER & BERMAN PARTNERS TRUST FUND - This fund primarily invests in common stocks, bonds, and debentures believed to have potential for appreciation in value.

            8) THE TWENTIETH CENTURY ULTRA INVESTORS FUND - This fund invests primarily in domestic common stocks considered to have better-than-average prospects for appreciation.

            9) THE TEMPLETON FOREIGN FUND - This fund primarily invests in stock and debt obligations of companies and governments outside the United States.

            10) THE FIXED ACCOUNT FUND - This fund represents investments in a guaranteed return contract that provides an annual interest guarantee.

            11) THE WARBURG PINCUS EMERGING GROWTH FUND - This fund primarily invests in equity securities of small-to-medium sized companies in the United States.

            12) THE NEUBERGER & BERMAN GUARDIAN TRUST FUND - This fund primarily invests in stocks of established companies believed to be undervalued in comparison to stocks of similar companies.

            13) THE NATIONWIDE MONEY MARKET FUND - This fund primarily invests in commercial paper and U.S. Government obligations.

            14) PERSONAL PORTFOLIO - These funds invest in balanced portfolios of cash, bonds and stock.

            15) THE OUTDOOR SYSTEMS COMMON STOCK FUND - This fund invests in the common stock of Outdoor Systems, Inc.

            16) DEEDS OF TRUST - These investments are in first deeds of trust. All deeds of trust are held in conjunction with related parties (Note 4). Effective January 1, 1995, this investment option is no longer open to participant contributions; however, all income earned on this investment will continue to be reinvested in the fund.

            b. Contributions - Employer contributions are accrued annually based upon the amount approved by the Board of Directors of the Company.

      c. Income and Expenses - Investment income includes interest and dividend income earned on the deeds of trust, investment funds, cash accounts, and participant loans. The Company provides legal, accounting, office space and clerical services to the Plan without charge.

      d.    Payment of Benefits - Benefits are recorded when paid.

      e. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.    FUND INFORMATION

      Investment income, contributions, transfer of assets from 3M plans and benefits paid to participants by fund for the years ended December 31 are as follows:


                                                                                                1998                        1997
                                                                                            -----------                  -----------
Investment income:
  The Dreyfus A Bonds Plus Fund                                                             $     5,601                  $    35,023
  The Fidelity Advisor Growth Opportunities Fund                                                360,153                      220,321
  The Fidelity Advisor High Yield A Fund                                                        (19,576)                      73,939
  The Fidelity Asset Manager Fund                                                                 1,996                       66,866
  Federated Bond Fund                                                                                 9
  Nationwide Fund                                                                                 1,315
  Neuberger & Berman Partners Trust Fund                                                         46,307                      150,936
  The Twentieth Century Ultra Investors Fund                                                    536,603                      162,733
  The Templeton Foreign Fund                                                                   (105,727)                      41,821
  The Fixed Account Fund                                                                         28,786                       21,717
  The Warburg Pincus Emerging Growth Fund                                                        54,642                      181,867
  The Neuberger & Berman Guardian Trust Fund                                                     (8,259)                      93,461
  The Nationwide Money Market Fund                                                               12,519                        9,900
  Personal Portfolio                                                                                 36
  The Outdoor Systems Common Stock Fund                                                         199,171                       64,380
  Deeds of trust                                                                                 84,203                       75,223
  Participant loans                                                                              49,886                       27,153
                                                                                            -----------                  -----------
Total investment income                                                                     $ 1,247,665                  $ 1,225,340
                                                                                            ===========                  ===========

                                                                                                  1998                       1997
                                                                                               ----------                 ----------
Contributions:
  The Dreyfus A Bonds Plus Fund                                                                $  159,369                 $  150,571
  The Fidelity Advisor Growth Opportunities Fund                                                  645,775                    289,614
  The Fidelity Advisor High Yield A Fund                                                          205,830                    165,015
  The Fidelity Asset Manager Fund                                                                   6,280                      2,398
  Federated Bond Fund                                                                               8,083
  Nationwide Fund                                                                                  53,522
  The Neuberger & Berman Partners Trust Fund                                                      416,673                    210,008
  The Twentieth Century Ultra Investors Fund                                                      486,677                    332,891
  The Templeton Foreign Fund                                                                      357,192                    369,747
  The Fixed Account Fund                                                                          208,933                    127,302
  The Warburg Pincus Emerging Growth Fund                                                         354,409                    348,988
  The Neuberger & Berman Guardian Trust Fund                                                      342,926                    277,704
  The Nationwide Money Market Fund                                                                 12,256                      4,276
  Personal Portfolio                                                                                3,770
  The Outdoor Systems Common Stock Fund                                                           200,631                    139,201
  Participant loans                                                                               101,622
                                                                                               ----------                 ----------
Total contributions                                                                            $3,563,948                 $2,417,715
                                                                                               ==========                 ==========

Transfer of assets from 3M plans for the year ended December 31, 1997 were as follows:

The Dreyfus A Bonds Plus Fund                                                                                           $    20,864
The Fidelity Advisor Growth Opportunities Fund                                                                               87,468
The Fidelity Advisor High Yield A Fund                                                                                        6,174
The Fidelity Asset Manager Fund                                                                                              86,238
The Neuberger & Berman Partners Trust Fund                                                                                  106,635
The Twentieth Century Ultra Investors Fund                                                                                  112,041
The Templeton Foreign Fund                                                                                                   46,421
The Fixed Account Fund                                                                                                      162,389
The Warburg Pincus Emerging Growth Fund                                                                                      (3,121)
The Neuberger & Berman Guardian Trust Fund                                                                                   72,820
The Nationwide Money Market Fund                                                                                            595,033
Participant loans                                                                                                           113,118
                                                                                                                        -----------
Total transfer of assets                                                                                                $ 1,406,080
                                                                                                                        ===========

                                                                                                   1998                       1997
Benefits paid to participants:
  The Dreyfus A Bonds Plus Fund                                                                $   73,010                 $   38,438
  The Fidelity Advisor Growth Opportunities Fund                                                  112,854                     73,691
  The Fidelity Advisor High Yield A Fund                                                           75,015                     35,486
  The Neuberger & Berman Partners Trust Fund                                                       93,707                     43,024
  The Twentieth Century Ultra Investors Fund                                                      180,258                     92,620
  The Templeton Foreign Fund                                                                      140,010                     71,594
  The Fixed Account Fund                                                                          121,183                     14,891
  The Warburg Pincus Emerging Growth Fund                                                         100,431                     93,851
  The Neuberger & Berman Guardian Trust Fund                                                      123,653                     48,259
  The Nationwide Money Market Fund                                                                  9,463                    127,172
  The Outdoor Systems Common Stock Fund                                                            15,799                      1,192
  Participant loans                                                                                26,871                     26,400
                                                                                               ----------                 ----------
Total benefits paid to participants                                                            $1,072,254                 $  666,618
                                                                                               ==========                 ==========


4.    INVESTMENTS

      The Plan's investments in individual deeds of trust represent a percentage of the entire applicable deed of trust, the remainder of which is held by related plans with a common trustee. These investments are collateralized by real property, the majority of which is located in Maricopa County, Arizona. There is no unrealized appreciation/depreciation on deeds of trust as management believes the cost of the investments represents a reasonable estimate of their fair market values.

      The following table presents the fair value of investments at December 31:


                                                                                                    1998                     1997
Investments at estimated fair value:
  Deeds of trust                                                                                $   794,205              $   736,874
  Participant loans                                                                                 661,945                  510,401
                                                                                                -----------              -----------

Total investments at estimated fair value                                                         1,456,150                1,247,275
                                                                                                -----------              -----------

Investments at fair value as determined by quoted market price:
  The Dreyfus A Bonds Plus Fund                                                                 $   608,094              $   513,884
  The Fidelity Advisor Growth Opportunities Fund                                                  2,209,953                1,332,387
  The Fidelity Advisor High Yield A Fund                                                            825,462                  716,089
  The Fidelity Asset Manager Fund                                                                    18,529                   10,554
  Federated Bond Fund                                                                                 7,934
  Nationwide Fund                                                                                    54,266
  The Neuberger & Berman Partners Trust Fund                                                      1,345,026                  989,571
  The Twentieth Century Ultra Investors Fund                                                      2,547,571                1,405,069
  The Templeton Foreign Fund                                                                      1,574,916                1,464,238
  The Fixed Account Fund                                                                            695,171                  574,453
  The Warburg Pincus Emerging Growth Fund                                                         1,673,302                1,367,693
  The Neuberger & Berman Guardian Trust Fund                                                      1,304,948                1,103,125
  The Nationwide Money Market Fund                                                                  436,368                  736,297
  Personal portfolio                                                                                  3,786
  The Outdoor Systems Common Stock Fund                                                             553,778                  178,817
                                                                                                -----------              -----------

Total investments at fair value as determined by
  quoted market price                                                                            13,859,104               10,392,177
                                                                                                -----------              -----------

Total investments                                                                               $15,315,254              $11,639,452
                                                                                                ===========              ===========



5.    TAX STATUS OF THE PLAN

      The Internal Revenue Service ("IRS") has determined and informed the Employer by letter dated January 8, 1998 that the Plan and related trust meet the requirements of Section 401(k) of the Internal Revenue Code ("IRC") and are exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of funds managed by Nationwide Insurance. Nationwide Insurance is a Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are held in deeds of trust which are held in conjunction with related plans with a common trustee. Certain Plan assets are invested in the stock of Outdoor Systems, Inc. Outdoor Systems, Inc. is the Plan Sponsor. These transactions also qualify as party-in-interest transactions to the Plan. The transactions are permitted under the instruments under which the Plan is maintained.

7.    SUBSEQUENT EVENTS

     On May 27, 1999, the Plan sponsor, Outdoor Systems, Inc. ("OSI"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Infinity Broadcasting Corporation ("Infinity") and Burma Acquisition Corp., a wholly-owned subsidiary of Infinity ("Subsidiary"). The Merger Agreement provides for the acquisition of OSI by Infinity pursuant to the merger (the "Merger") of Subsidiary with and into OSI, with OSI surviving the Merger and becoming a wholly-owned subsidiary of Infinity. Completion of the Merger is subject to certain closing conditions, including the expiration or early termination of the Hart-Scott-Rodino waiting period and the approval and adoption of the Merger Agreement and the Merger by OSI stockholders. Completion of the Merger is expected to occur in the fall of 1999. It is anticipated that the Plan will remain intact through 1999 and will be merged into a qualified plan of Infinity during 2000.

                                   * * * * * *

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1998
--------------------------------------------------------------------------------

Item 27a - Assets Held for Investment Purposes

       COLUMN B                              COLUMN C                               COLUMN D         COLUMN E
-----------------------  -----------------------------------------------------   --------------   --------------
  IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
   BORROWER, LESSOR               MATURITY DATE, RATE OF INTEREST,                                    CURRENT
   OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE                    COST             VALUE
-----------------------  -----------------------------------------------------   --------------   --------------
 Atlantic & Pacific       Deed of Trust - dated July 28, 1997,
                           10.3% interest payable monthly, due July 31, 1999,
                           collateralized by real property                         $ 100,000        $ 100,000

 Arcadia                  Deed of Trust - dated August 22, 1997, 14.5%
                           interest payable monthly, due July 22, 2000,
                           collateralized by real property                            87,745           87,745

 AZ Sun Holding           Deed of Trust - dated May 29, 1998,
                           12% interest payable monthly, due November 26,
                           1999, collateralized by real property                      45,000           45,000

 Barron                   Deed of Trust - dated August 28, 1996, 12%
                           interest, payable monthly, due August 28, 2006,
                           collateralized by real property                            14,265           14,265

 Broadland Properties     Deed of Trust - dated October 28, 1998,
                           10.5% interest, payable monthly, due October 28,
                           2000, collateralized by real property                      48,016           48,016

 Crescent Moon            Deed of Trust - dated August 4, 1998, 11.5%
                           interest, payable monthly, due August 4, 2000,
                           collateralized by real property                            36,000           36,000

 Czerwinski               Deed of Trust - dated June 19, 1998, 12.5%
                           interest, payable monthly, due July 1, 2000,
                           collateralized by real property                             6,600            6,600

 Davidson                 Deed of Trust - dated June 1, 1995, 12% interest,
                           payable monthly, due June 1, 1999, collateralized
                           by real property                                           25,000           25,000

 Diogenes                 Deed of Trust - dated January 8, 1998, 10%
                           interest, payable monthly, due January 7, 1999,
                           collateralized by real property                             8,600            8,600

 Flag #66                 Deed of Trust - dated September 2, 1998, 12%
                           interest, payable monthly, due August 1, 2000,
                           collateralized by real property                            21,300           21,300

 Gates                    Deed of Trust - dated September 23, 1998, 12.5%
                           interest, payable monthly, due September 23, 2003,
                           collateralized by real property                            49,218           49,218

 Huntington               Deed of Trust - dated March 5, 1998, 14% interest,
                           payable monthly, due April 1, 1999, collateralized
                           by real property                                           40,000           40,000

                                                                     (Continued)

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1998
--------------------------------------------------------------------------------

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES

       COLUMN B                              COLUMN C                               COLUMN D         COLUMN E
-----------------------  -----------------------------------------------------   --------------   --------------
  IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
   BORROWER, LESSOR               MATURITY DATE, RATE OF INTEREST,                                    CURRENT
   OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE                    COST             VALUE
-----------------------  -----------------------------------------------------   --------------   --------------

 MVI Development          Deed of Trust - dated March 19, 1998,
                           11% interest payable monthly, due December 25,
                           1999, collateralized by real property                      29,392           29,392

 MVI Development III      Deed of Trust - dated November 24,
                           1998, 11% interest payable monthly, due November
                           25, 2000, collateralized by real property                   5,400            5,400

 Pollock                  Deed of Trust - dated February 5, 1998, 11.5%
                           interest payable monthly, due February 15, 2005,
                           collateralized by real property                            14,718           14,718

 SEC Baseline             Deed of Trust - dated December 19, 1996,
                           12% interest, payable monthly, due December 13,
                           1998, collateralized by real property                      50,000           50,000

 Shoemake                 Deed of Trust - dated June 24, 1998, 11% interest,
                           payable monthly, due June 15, 2000, collateralized
                           by real property                                            6,500            6,500

 Superstition Shadows     Deed of Trust - dated October 3, 1997,
                           10.8% interest, payable monthly, due August 29,
                           2000, collateralized by real property                     131,641          131,641

 Tri-Trust                Deed of Trust - dated September 3, 1998, 11.25%
                           interest, payable monthly, due August 25, 2000,
                           collateralized by real property                            70,900           70,900

 Cash                     Norwest Bank Money Market Account, variable
                           interest rate                                               3,910            3,910
                                                                                    --------       ----------
                          Total deeds of trust                                       794,205          794,205
                                                                                    --------       ----------
 Participant Loans        Participant notes - 7.25%-10.5%  interest, maturing
                           January 1997 through September 2012                       661,945          661,945
                                                                                    --------       ----------

 The Dreyfus A
  Bonds Plus Fund         Mutual Fund - 543,705 units                                  *              608,094

 The Fidelity Advisor
  Growth Opportunities
  Fund                    Mutual Fund - 1,149,938 units                                *            2,209,953

 The Fidelity Advisor
  High Yield A Fund       Mutual Fund - 719,541 units                                  *              825,462

* The historical cost is not readily available.                      (Continued)

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1998
--------------------------------------------------------------------------------

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES

       COLUMN B                              COLUMN C                               COLUMN D         COLUMN E
-----------------------  -----------------------------------------------------   --------------   --------------
  IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
   BORROWER, LESSOR               MATURITY DATE, RATE OF INTEREST,                                    CURRENT
   OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE                    COST             VALUE
-----------------------  -----------------------------------------------------   --------------   --------------

 The Fidelity Asset
  Manager Fund            Mutual Fund - 12,971 units                                   *                 18,529

 The Federated Bond
  Fund                    Mutual Fund - 7,842 units                                                       7,934

 The Nationwide Fund      Mutual Fund - 50,028 units                                                     54,266

 The Neuberger &
  Berman Partners
  Trust Fund              Mutual Fund - 925,151 units                                  *              1,345,026

 The Twentieth
  Century Ultra
  Investors Fund          Mutual Fund - 1,575,240 units                                *              2,547,571

 The Templeton
  Foreign Fund            Mutual Fund - 1,213,495 units                                *              1,574,916

 The Fixed Account
  Fund                    Mutual Fund - 636,459 units                                  *                695,171

 The Warburg Pincus
  Emerging Growth Fund    Mutual Fund - 1,338,622 units                                *              1,673,302

 The Neuberger &
  Berman Guardian
  Trust Fund              Mutual Fund - 1,038,434 units                                *              1,304,948

 The Nationwide
  Money Market Fund       Money Market Fund - 222,267 units                            *                436,368

 Personal Portfolio       Mutual Fund - 3,793 units                                                       3,786

 The Outdoor Systems
  Common Stock Fund       Common Stock - 18,021 shares                                 *                553,778
                                                                                                   ------------
                          Total other investments                                                    13,859,104
                                                                                                   ------------
                          Total assets held for investment purposes                                $ 15,315,254
                                                                                                   ============


* The historical cost is not readily available.                      (Concluded)

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

ITEM 27d - REPORTABLE TRANSACTIONS

         COLUMN A                      COLUMN B               COLUMN C      COLUMN D      COLUMN G       COLUMN H       COLUMN I
---------------------------  ----------------------------   ------------  ------------  ------------  ---------------  ----------
                                                                                                          CURRENT
         IDENTITY                                                                                         VALUE OF        NET
            OF                       DESCRIPTION                                            COST          ASSET ON        GAIN
          PARTY                          OF                   PURCHASE       SELLING         OF         TRANSACTION        OR
         INVOLVED                      ASSET                   PRICE          PRICE         ASSET           DATE         (LOSS)
---------------------------  ----------------------------   ------------  ------------  ------------  ---------------  ----------
SINGLE TRANSACTIONS

None


SERIES OF TRANSACTIONS

Nationwide Insurance         The Fidelity Advisor
                              Growth Opportunities Fund        $630,456                   $630,456       $630,456

                             The Fidelity Advisor
                              Growth Opportunities Fund                      112,812          *           112,812

Nationwide Insurance         The Neuberger & Berman
                              Guardian Trust Fund               411,576                    411,576        411,576

Nationwide Insurance         The Neuberger & Berman
                              Guardian Trust Fund                            201,412          *           201,412

Nationwide Insurance         The Templeton
                              Foreign Fund                      459,666                    459,666        459,666

                             The Templeton
                              Foreign Fund                                   243,125          *           243,125

Nationwide Insurance         The Twentieth Century
                              Ultra Investors Fund              786,246                    786,246        786,246

                             The Twentieth Century
                              Ultra Investors Fund                           180,251          *           180,251

Nationwide Insurance         The Warburg Pincus
                              Emerging Growth Fund              438,980                    438,980        438,980

                             The Warburg Pincus
                              Emerging Growth Fund                           187,955          *           187,955

* The historical cost is not readily available.


NOTE:    Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.

                                 Exhibit Index

Exhibit 23 - Consent of Independent Auditors